The Empire Builder Tax Free Bond Fund

Supplement Dated September 23, 1997
to the Prospectus Dated July 1, 1997


On page 8 of the Prospectus under the subtopic, "Futures and Options", the following information is added after the second full paragraph:

The Fund may also purchase and sell, subject to the limitations set forth in the Prospectus, futures and options on U.S. Treasury securities ("Treasury Futures") in order to hedge against interest rate changes or other general changes in market values which would be expected to affect the value of the New York Tax Exempt Bonds which the Fund owns or expects to purchase. Changes in value in Treasury Futures resulting from interest rate changes or other general market conditions may not be as closely correlated with the value of New York Tax
Exempt Bonds as changes in value of the Index.
However, Treasury Futures generally offer greater liquidity than futures contracts on the Index, which reduces the risk that the Fund will not be able to liquidate a position in a futures contract, and may also make
Treasury Futures a more effective hedging tool than futures on the Index in some market conditions.

Investors should retain this supplement with their prospectus for future reference.